Independent Auditors’ Consent

The Board of Directors

Beasley Broadcast Group, Inc:

We consent to the incorporation by reference in the registration statement on Form S-8 of Beasley Broadcast Group, Inc. of our report dated January 30, 2004, except as to Note 18, which is as of February 27, 2004, with respect to the consolidated balance sheets of Beasley Broacast Group, Inc. as of December 31, 2002 and 2003 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 10-K of Beasley Broadcast Group, Inc.

Our report refers to a change in accounting for goodwill and other intangible assets effective January 1, 2002.

/s/ KPMG

Tampa, Florida

May 25, 2004